Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108246

PROSPECTUS

CONNETICS CORPORATION

$90,000,000 Principal Amount of 2.25% Convertible Senior Notes
Due May 30, 2008

and

Shares of Common Stock Issuable Upon Conversion of the Notes

     This prospectus covers resales by selling securityholders of our 2.25% Convertible Senior Notes due May 30, 2008 and shares of our common stock into which the notes are convertible. The notes have the following provisions:

•	the holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 46.705 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $21.41 per share;

•	we may redeem the notes on or after May 30, 2005 at the prices described in this prospectus or earlier if the price of our common stock reaches certain levels;

•	holders may require us to purchase the notes upon a change in control;

•	we will pay interest on the notes on May 30 and November 30 of each year, and the first interest payment will be made on November 30, 2003; and

•	the notes are senior, unsecured obligations of Connetics and will rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness.

     Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

     Our common stock is traded on the Nasdaq National Market under the symbol “CNCT.” On February 6, 2004, the last reported sale price of our common stock was $23.03 per share.

Investing in our securities involves risks. Before buying our securities, you should refer to the risk factors included in this prospectus beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2004

SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
WHERE YOU CAN FIND MORE INFORMATION
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

Summary	1
Risk Factors	6
Ratio of Earnings to Fixed Charges	21
Forward-Looking Statements	22
Use of Proceeds	23
Where You Can Find More Information	23
Description of the Notes	25
Material United States Federal Income Tax Considerations	43
Selling Securityholders	52
Plan of Distribution	55
Legal Matters	57
Experts	57

     You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

     This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making an investment decision. When used in this prospectus, unless otherwise indicated, the terms “we,” “our,” and “us” refer to Connetics and its subsidiaries.

Connetics Corporation

     Connetics Corporation is a specialty pharmaceutical company focusing exclusively on the treatment of dermatological conditions. We currently market two pharmaceutical products, OLUX® Foam (clobetasol propionate), 0.05%, and Luxíq® Foam (betamethasone valerate), 0.12%. Our commercial business is focused on the dermatology marketplace, which is characterized by a large patient population that is served by a relatively small number of treating physicians. Our dermatology products have clinically proven therapeutic advantages for the treatment of dermatoses in a novel formulation, and we are providing quality customer service to dermatologists through our experienced sales and marketing professionals. Except for 2000, we have lost money every year since inception. During each of the last five years and the nine months ended September 30, 2003, our operating cash flows were insufficient to cover our fixed charges.

     Dermatological diseases often persist for an extended period of time and are treated with a variety of clinically proven drugs that are delivered in a variety of formulations, including solutions, creams, gels and ointments. These delivery systems often inadequately address a patient’s needs for efficacy, ease of use and cosmetic elegance, and the failure to address those needs may decrease patient compliance. We believe that the proprietary foam delivery system unique to OLUX and Luxíq has significant advantages over conventional therapies for dermatoses. The foam formulation liquefies when applied to the skin, and enables the active therapeutic agent to penetrate rapidly. When the foam is applied, it dries quickly, and does not leave any residue, stains or odor. We believe that the combination of the increased efficacy and the cosmetic elegance of the foam may actually improve patient compliance and satisfaction. In market research sponsored by Connetics, 80% of patients said that they preferred the foam to other topical delivery vehicles.

     Our products, OLUX and Luxíq, compete in the topical steroid market. According to NDC Health, in 2002, the value of the retail topical steroid market for mid-potency and high- and super high-potency steroids was $831 million. Luxíq competes in the mid-potency steroid market, and OLUX competes in the high- and super high-potency steroid market.

     During 2003, we had three product candidates in Phase III clinical trials: (1) Extina™, a foam formulation of a 2% concentration of the antifungal drug ketoconazole, for the treatment of seborrheic dermatitis; (2) Actiza™, a formulation of 1% clindamycin in our proprietary foam delivery system for the treatment of acne; and (iii) Velac® Gel, a first-in-class combination of 1% clindamycin and 0.025% tretinoin for the treatment of acne. Early in 2003, we initiated a promotional giveaway to dermatologists of Solux™, a sunscreen formulated in our proprietary VersaFoam delivery system. In addition, we recently launched OPIS™, a first-in-class internet-based and personal digital assistant-based software program designed specifically to help dermatology residents track surgical procedures. These innovative programs, designed to supplement our marketing activities, differentiate us from our competitors and demonstrate our commitment to the dermatology specialty.

     Our principal executive offices are located at 3290 West Bayshore Road, Palo Alto, California 94303 and our telephone number is (650) 843-2800. We were incorporated in Delaware on February 8, 1993.

Recent Developments

     January 27, 2004. We announced our preliminary unaudited results for the three months and year ended December 31, 2003. Our consolidated product revenues for the fourth quarter of 2003 rose 41% to $19.1 million, compared with $13.6 million for the fourth quarter of 2002. Our 2003 fourth quarter total consolidated revenues (which include royalties and contract payments) rose 36% to $20.3 million, from $15.0 million for the fourth quarter of 2002. We reported consolidated net income for the 2003 fourth quarter of $1.6 million, or $0.05 per diluted share, compared with a consolidated net loss of $5.6 million, or $0.18 per share, for the 2002 fourth quarter, which includes in-process R&D charges of $2.4 million.

     For the year ended December 31, 2003, our consolidated product revenues rose 40% to $66.6 million, compared with $47.6 million in 2002. Total consolidated revenues for 2003 rose 43% to $75.3 million, up from $52.8 million in 2002. The 2003 consolidated net loss was $4.0 million, or $0.13 per share. We reported a consolidated net loss for 2002 of $16.6 million, or $0.54 per share, including in-process R&D charges of $4.4 million and a gain on sale of stock of $2.1 million.

     Total cash, cash equivalents and investments as of December 31, 2003 were $115.0 million.

     February 6, 2004. We entered into a $30 million credit facility provided by Goldman Sachs Credit Partners L.P. It bears interest at a variable rate based either on (1) the prime rate or the federal funds rate plus 2.5% per year or (2) a rate based on the rate paid for deposits of Eurodollars plus 3.5% per year. Our obligations under the credit facility are secured by substantially all of our assets and any principal amount due under the credit facility will mature 364 days following the date of the advance. The credit facility is subject to customary financial covenants and limitations. Currently there is no amount outstanding under the credit facility.

     February 9, 2004. We announced that we had entered into a binding purchase agreement with Hoffmann-La Roche, Inc. to acquire exclusive U.S. rights to Soriatane®-brand acitretin, an approved medicine for the treatment of severe psoriasis in adults. The transaction is expected to close by the end of the first quarter of 2004 and is subject to standard terms and closing conditions, including approval under the Hart-Scott-Rodino Act.

     Under the terms of the purchase agreement, we will pay Hoffmann-La Roche a total of $123 million to acquire the Soriatane product, payable in cash at the closing. The purchase will be financed from existing cash resources and our $30 million secured credit facility, to the extent necessary.

The Notes

Maturity Date	May 30, 2008.

Interest	We will pay interest at a rate of 2.25% per year on the principal amount, payable semiannually in arrears in cash on May 30 and November 30 of each year, commencing November 30, 2003. The first interest payment will include interest from May 28, 2003.

Conversion	You may convert the notes into shares of common stock at a conversion rate of 46.705 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $21.41 per share of common stock. The conversion rate is subject to adjustment in certain events.

You may convert the notes at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or repurchase will be entitled to convert the notes up to and including the business day prior to the date fixed for redemption or repurchase, as the case may be.

Ranking	The notes are senior unsecured obligations and will rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness or other liabilities. While we do not currently have any notes or similar long-term indebtedness other than the notes covered by this prospectus, our total current liabilities as of September 30, 2003 were approximately $9.5 million. In addition, any amounts advanced under our $30 credit facility will be secured by substantially all of our assets. The indenture under which the notes are issued does not restrict us from incurring additional senior or other indebtedness and other liabilities by us or any of our subsidiaries.

No Redemption Period	The notes are not subject to redemption prior to May 30, 2005.

Provisional Redemption Period	We may redeem the notes in whole or in part at any time on or after May 30, 2005 but prior to May 30, 2007 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date if: (1) the closing price of our common stock on the Nasdaq National Market has exceeded 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption; and (2) the registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

Optional Redemption by Us	At any time or from time to time on or after May 30, 2007 and before maturity, we may redeem some or all of the notes at a redemption price equal to 100.45% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Repurchase at Holder’s Option Upon a Change in Control
You may require us to repurchase your notes upon a change in control in cash, or, at our option, in common stock or a combination of cash and common stock, at 100% of the principal amount of the notes plus accrued and unpaid interest. If we pay the repurchase price in common stock, the common stock will be valued at 95% of the average closing sales price of the common stock on the Nasdaq National Market for the five consecutive trading days ending on the third trading day prior to the repurchase date.

Events of Default	The following will be events of default under the indenture for the notes:

	•	we fail to pay the principal of or any premium on any note when due,

	•	we fail to pay any interest or any liquidated damages on any note when due, which failure continues for 30 days,

	•	we fail to provide notice of a change in control,

	•	we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes,

	•	we fail to pay when due at its stated maturity, or acceleration thereof, any indebtedness for money borrowed by us or any of our significant subsidiaries in excess of $10.0 million and such indebtedness is not discharged, or the acceleration is not annulled, within 30 days after the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes give us written notice, and

	•	events of bankruptcy, insolvency or reorganization specified in the indenture.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

RISK FACTORS

     Our business faces significant risks. In addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, you should carefully consider the following risks before purchasing our securities.

Risks Related to Our Business

Our operating results may fluctuate. This fluctuation could cause financial results to be below expectations and the market prices of our securities to decline.

     Our operating results may fluctuate from period to period for a number of reasons, some of which are beyond our control. Even a relatively small revenue shortfall may cause a period’s results to be below our expectations or projections, which in turn may cause the market price of our securities to drop significantly and the value of your investment to decline in value.

If we do not obtain the capital necessary to fund our operations, we will be unable to develop or market our products.

     Although we are currently generating positive cash flows from operations, in the future our product revenues could decline or we might be unable to raise additional funds when needed. In that case, we may not have sufficient funds to be able to market our products as planned or continue development of our other products. Accordingly, we may need to raise additional funds through public or private financings, our credit facility, our strategic relationships or other arrangements. Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters.

If we do not achieve and sustain profitability, stockholders may lose their investment.

     Except for fiscal year 2000, we have lost money every year since our inception. We had net losses of $27.3 million in 1999, $16.0 million in 2000 (after excluding a one-time gain of $43.0 million on sales of stock we held in InterMune, Inc. and the associated income tax), $16.7 million in 2001, $16.6 million in 2002 and $5.6 million for the nine months ended September 30, 2003. Our accumulated deficit was $131.7 million at September 30, 2003. We may incur additional losses in the future. If we do not maintain profitability, our stock price may decline.

Our total revenue depends on receiving royalties and contract payments from third parties, and we cannot control the amount or timing of those revenues.

     We generate contract and royalty revenues by licensing our products to third parties for specific territories and indications. Our reliance on licensing arrangements with third parties carries several risks, including the possibilities that:

•	we may be contractually bound to terms that, in the future, are not commercially favorable to us,

•	royalties generated from licensing arrangements may be insignificant or may fluctuate from period to period, and

•	a product development contract may expire or a relationship may be terminated, and we will not be able to attract a satisfactory alternative corporate partner within a reasonable time.

     If any of these events occur, we may not be able to successfully develop our products.

If we fail to protect our proprietary rights, competitors may be able to use our technologies, which would weaken our competitive position, reduce our revenues and increase our costs.

     We believe that the protection of our intellectual property, including patents and trademarks, is an important factor in product recognition, maintaining goodwill, and maintaining or increasing market share. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that has been developed in those marks could be lost or impaired. If the marks we use are found to infringe upon the trademark of another company, we could be forced to stop using those marks, and as a result we could lose all the goodwill that has been developed in those marks and could be liable for damage caused by an infringement.

Our commercial success depends in part on our ability and the ability of our licensors to obtain and maintain patent protection on technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others.

     We are pursuing several U.S. and international patent applications, although we cannot be sure that any of these patents will ever be issued. We also have acquired rights to patents and patent applications from certain of our consultants and officers. These patents and patent applications may be subject to claims of rights by third parties. Even if we do have some rights in a patent or application, those rights may not be sufficient for the marketing and distribution of products covered by the patent or application.

     The patents and applications in which we have an interest may be challenged as to their validity or enforceability. Challenges may result in potentially significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial whether or not we are successful. Such litigation also could require a substantial commitment of management’s time. Our business could suffer materially if a third party were to be awarded a judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with these patent applications.

     The ownership of a patent or an interest in a patent does not always provide significant protection. Others may independently develop similar technologies or design around the patented aspects of our technology. We only conduct patent searches to determine whether our products infringe upon any existing patents when we think such searches are appropriate. As a result, the products and technologies we currently market, and those we may market in the future, may infringe on patents and other rights owned by others. If we are unsuccessful in any challenge to the marketing and sale of our products or technologies, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or to modify our products to avoid infringing upon those rights. Under these circumstances, we may not be able to obtain a license to such intellectual property on favorable terms, if at all. We may not succeed in any attempt to redesign our products or processes to avoid infringement.

We rely on our employees and consultants to keep our trade secrets confidential.

     We rely on trade secrets and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products. We require each of our employees, consultants and advisors to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, shall be our exclusive property, other than inventions unrelated to us and developed entirely on the individual’s own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to laws and regulations governing the use, storage, handling and disposal of these materials and certain waste products. In the event of accidental contamination or injury from these materials, we could be liable for any damages that result and any liability could exceed our resources. We may also be required to incur significant costs to comply with environmental laws and regulations as our research activities increase. Although we maintain general liability insurance in the amount of $12 million aggregate and workers compensation coverage in the amount of $1 million per incident, our insurance may not provide adequate coverage against potential claims or losses related to our use of hazardous materials, and we cannot be certain that our current coverage will continue to be available on reasonable terms, if at all.

If we engage in acquisitions, we will incur a variety of costs, and we may not be able to realize the anticipated benefits.

     From time to time, we discuss with third parties potential acquisitions of products, technologies and businesses. Acquisitions may require us to make considerable cash outlays and can entail our issuance of equity securities, incurrence of debt and contingent liabilities, amortization expenses related to intangible assets, and the possible impairment of goodwill, which could harm our profitability. In addition, acquisitions involve a number of risks, including:

•	difficulties in and costs associated with the assimilation of the operations, technologies, personnel and products of the acquired companies,

•	assumption of known or unknown liabilities or other unanticipated events or circumstances, and

•	risks of entering markets in which we have limited or no experience.

     Any of these risks could harm our ability to achieve levels of profitability of any acquired operations or to realize other anticipated benefits of an acquisition.

Our future product revenues could be reduced by imports from countries where our products are available at lower prices.

     While our products are not generally available for sale outside the U.S., OLUX has been approved for sale in Europe. Also, assuming we close the acquisition of Soriatane, Hoffmann-La Roche will continue to manufacture acitretin for sale by Hoffmann-La Roche outside of the United States. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the United States and then re-imported to the United States where they could be resold at much higher prices. If this happens with our products, our revenues would be adversely affected.

     In addition, in the European Union, we are required to permit cross border sales. This allows buyers in countries where government-approved prices for our products are relatively high to purchase our products legally from countries where they must be sold at lower prices. Such cross-border sales could adversely affect our revenues.

Risks Related to Our Products

Future manufacturing difficulties could delay future revenues from product sales of OLUX and Luxíq.

     Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, and must be licensed before they can be used in commercial manufacturing of our products. If our contract manufacturers cannot provide us with our product requirements in a timely and cost-effective manner, or if the product they supply does not meet commercial requirements for shelf life, our sales of marketed products could be reduced and we could suffer delays in the progress of clinical trials for products under development. The active ingredient for our product OLUX is currently supplied by a single source, although we are in the process of qualifying an additional source. Immediately after the closing of the acquisition from Hoffmann-La Roche, assuming the transaction closes, we will continue to buy finished product and active pharmaceutical ingredient from Hoffmann-La Roche. It will take us several months to qualify alternate sources for Soriatane.

     Any commercial dispute with any of our suppliers could result in delays in the manufacture of product, and affect our ability to commercialize our products. We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. If we lose a manufacturer or if any difficulties arise in the manufacturing process, our inventories and supply of products available for sale could be negatively affected. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our profitability could decrease.

If our contract manufacturers fail to comply with current Good Manufacturing Practice, or cGMP, regulations, we may be unable to meet demand for our products and may lose potential revenue.

     All of our contractors must comply with the applicable FDA cGMP regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMP regulations and other FDA regulatory requirements, the availability of marketed products for sale could be reduced and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers’ compliance with these regulations and standards. Our business interruption insurance, which covers the loss of income for up to $10 million, may not completely mitigate the harm to our business from the interruption of the manufacturing of products, as the loss of a manufacturer could still have a negative effect on our sales, margins and market share, as well as our overall business and financial results.

If our supply of finished products is interrupted, our ability to maintain our inventory levels could suffer and future revenues may be delayed.

     We try to maintain inventory levels that are no greater than necessary to meet our current projections. Any interruption in the supply of finished products could hinder our ability to timely distribute finished products. If we are unable to obtain adequate product supplies to satisfy our customers’ orders, we may lose those orders and our customers may cancel other orders and stock and sell competing products. This in turn could cause a loss of our market share and negatively affect our revenues.

     Supply interruptions may occur and our inventory may not always be adequate. Numerous factors could cause interruptions in the supply of our finished products including shortages in raw material required by our manufacturers, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials.

We cannot sell our current products and product candidates if we do not obtain and maintain governmental approvals.

     Pharmaceutical companies are subject to heavy regulation by a number of national, state and local agencies. Of particular importance is the FDA in the United States. The FDA has jurisdiction over all of our business and administers requirements covering testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. If we fail to comply with applicable regulatory requirements, we could be subject to, among other things, fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, marketing and sale, and civil or criminal sanctions.

     The process of obtaining and maintaining regulatory approvals for pharmaceutical products, and obtaining and maintaining regulatory approvals to market these products for new indications, is lengthy, expensive and uncertain. The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. Even if the FDA approves our products, the FDA is authorized to impose post-marketing requirements such as:

•	testing and surveillance to monitor the product and its continued compliance with regulatory requirements,

•	submitting products for inspection and, if any inspection reveals that the product is not in compliance, prohibiting the sale of all products from the same lot,

•	suspending manufacturing,

•	recalling products, and

•	withdrawing marketing approval.

Even before any formal regulatory action, we could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

     To market our products in countries outside of the United States, we and our partners must obtain approvals from foreign regulatory bodies. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval, and approval by the FDA does not ensure approval by the regulatory authorities of any other country.

     In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and if we were to receive correspondence from the FDA alleging these practices we might be required to:

•	incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements,

•	change our methods of marketing and selling products,

•	take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion, and

•	disrupt the distribution of products and stop sales until we are in compliance with the FDA’s position.

We may spend a significant amount of money to obtain FDA and other regulatory approvals, which may never be granted. Failure to obtain such regulatory approvals could adversely affect our prospects for future revenue growth.

     Successful product development in our industry is highly uncertain, and the process of obtaining FDA and other regulatory approvals is lengthy and expensive. Very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development may fail to reach the market for a number of reasons, including that the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results, or that the product candidate was not effective in treating a specified condition or illness.

     To obtain approval, we must show in preclinical and clinical trials that our products are safe and effective. The FDA approval processes require substantial time and effort, the FDA continues to modify product development guidelines, and we may not be able to obtain FDA approval to conduct clinical trials or to manufacture and market any of the products we develop, acquire or license. Clinical trial data can be the subject of differing interpretation, and the FDA has substantial discretion in the approval process. The FDA may not interpret our clinical data the way we do. The FDA may also require additional clinical data to support approval. The FDA can take between one and two years to review new drug applications, or longer if significant questions arise during the review process. Moreover, the costs to obtain approvals could be considerable and the failure to obtain or delays in obtaining an approval could have a significant negative effect on our business.

If OLUX and Luxíq do not sustain market acceptance, our revenues will not be predictable and may not cover our operating expenses.

     Our future revenues will depend upon dermatologist and patient acceptance of OLUX and Luxíq, and of any other products we may commercialize in the future. Factors that could affect acceptance of OLUX, Luxíq and any other products include:

•	availability of and satisfaction with existing alternative therapies,

•	the effectiveness of our sales and marketing efforts,

•	the cost of the product as compared with alternative therapies, and

•	undesirable and unforeseeable side effects.

We cannot predict the potential long-term patient acceptance of, or the effects of competition and managed health care on, sales of our products.

We rely on third parties to conduct clinical trials for our products, and those third parties may not perform satisfactorily. Failure of those third parties to perform satisfactorily may significantly delay commercialization of our products, increase expenditures and negatively affect our prospects for future revenue growth.

     We rely on third parties to independently conduct clinical studies for our products. If these third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of, clinical trials, which could significantly delay commercialization and require significantly greater expenditures.

If we are unable to develop new products, our expenses may continue to exceed our revenues indefinitely, without any return on the investment.

     We currently have a variety of new products in various stages of research and development and are working on possible improvements, extensions and reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, will require significant commitments of personnel and financial resources. Delays in the research, development, testing or approval processes will cause a corresponding delay in revenue generation from those products.

     We re-evaluate our research and development efforts regularly to assess whether our efforts to develop a particular product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these re-evaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. Products we are researching or developing may never be successfully released to the market and, regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.

If we do not successfully integrate new products into our business, we may not be able to sustain revenue growth and we may not be able to compete effectively.

     When we acquire or develop new products and product lines, we must be able to integrate those products and product lines into our systems for marketing, sales and distribution. If we do not integrate these products or product lines successfully, the potential for growth is limited. The new products we acquire or develop could have channels of distribution, competition, price limitations or marketing acceptance different from our current products. As a result, we do not know whether we will be able to compete effectively and obtain market acceptance in any new product categories. A new product may require us to significantly increase our sales force and incur additional marketing, distribution and other operational expenses. These additional expenses could negatively affect our gross margins and operating results. In addition, many of these expenses could be incurred before we actually commercialize new products. Because of this timing, if the new products are not accepted by the market, or if they are not competitive with similar products distributed by others, the ultimate success of the acquisition or development could be substantially diminished.

We rely on the services of a single company to distribute our products to our customers. A delay or interruption in the distribution of our products could negatively impact our business.

     All of our product distribution activities are handled by Cardinal Health Specialty Pharmaceutical Services, or SPS. SPS stores and distributes our products from a warehouse in Tennessee. Any delay or interruption in the process or in payment could result in a delay delivering product to our customers, which could have a material effect on our business.

Our revenues depend on payment and reimbursement from third party payors, and if they reduce or refuse payment or reimbursement, the use and sales of our products will suffer, we may not increase our market share, and our revenues and profitability will suffer.

     Our products’ commercial success is dependent, in part, on whether third-party reimbursement is available for the use of our products by hospitals, clinics, doctors and patients. Third-party payors include state and federal governments, under programs such as Medicare and Medicaid, managed care organizations, private insurance plans and health maintenance organizations. Over 70% of the U.S. population now participates in some version of managed care. Because of the size of the patient population covered by managed care organizations, it is important to our business that we market our products to them and to the pharmacy benefit managers that serve many of these organizations. If only a portion of the cost of our prescription products is paid for or reimbursed, our products could be less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians. Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generics are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. If a product is excluded from a formulary, its usage may be sharply reduced in the managed care organization patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

     To the extent that patients buy our products through a managed care group with which we have a contract, our average selling price is lower than it would be for a non-contracted managed care group. We take reserves for the estimated amounts of rebates we will pay to managed care organizations each quarter. Any increase in returns and any increased usage of our products through Medicaid or managed care programs will affect the amount of rebates that we owe.

Risks Related to the Soriatane Acquisition

We may be unable to obtain the regulatory approvals that are required to complete the acquisition of Soriatane or, to obtain such approvals, we may be required to comply with material restrictions or conditions.

     The acquisition of Soriatane is subject to a waiting period and possible review under the Hart-Scott-Rodino Act. The acquisition may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. The reviewing authorities may not permit the acquisition at all or may impose restrictions or conditions on the acquisition that may seriously harm us if the acquisition is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Any delay in the completion of the acquisition could diminish the anticipated benefits of the acquisition, result in additional transaction costs or result in loss of revenue or other effects associated with uncertainty about the acquisition.

     We may also agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm our operations. In addition, during or after the statutory waiting periods, and even after the completion of the acquisition, governmental authorities could seek to block or challenge the acquisition as they deem necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the acquisition, before or after it is completed. We may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

We may be unable to replicate the historic sales and revenue results that Hoffmann-La Roche received from Soriatane.

     Assuming the acquisition of Soriatane closes, we may not be able to replicate the historic sales and revenue results that Hoffmann-La Roche achieved while it owned the product. In addition to possible increasing competition, we may not be successful in integrating Soriatane into our existing sales and marketing organization.

Soriatane may face increasing competition, which may limit our ability to generate revenues from sales of the product.

     Soriatane’s current direct competition primarily includes biologics, which are expensive, delivered intravenously, and generally have more side effects compared to Soriatane. No generic oral retinoids have been approved that would compete with Soriatane. Nevertheless, it is possible that generic pharmaceuticals will be introduced into the U.S. market to compete with Soriatane. In addition, new therapies for the treatment of severe psoriasis, including biologics and new pharmaceuticals, may be approved by the FDA and would compete directly with Soriatane. In November 2003, Allergan submitted an NDA for the oral capsule form of Tazorac® for treatment of moderate to severe psoriasis. Tazorac is an oral retinoid currently approved for topical use in treating psoriasis and acne.

Risks Related to Our Industry

We face intense competition, which may limit our commercial opportunities and limit our ability to generate revenues.

     The specialty pharmaceutical industry is highly competitive. Competition in our industry occurs on a variety of fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at less cost and developing new products to provide benefits superior to those of existing products.

     Most of our competitors are large, well-established companies in the fields of pharmaceuticals and health care. Many of these companies have substantially greater financial, technical and human resources than we have to devote to marketing, sales, research and development and acquisitions. Some of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. As a result, they have a greater ability to undertake more extensive research and development, marketing and pricing policy programs. Our competitors may develop new or improved products to treat the same conditions as our products treat or make technological advances reducing their cost of production so that they may engage in price competition through aggressive pricing policies to secure a greater market share to our detriment. Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than our products. These competitors also may develop products that make our current or future products obsolete. Any of these events could have a significant negative impact on our business and financial results, including reductions in our market share and gross margins.

     Luxíq and OLUX compete with generic pharmaceuticals, which claim to offer equivalent benefit at a lower cost. In some cases, insurers and other health care payment organizations encourage the use of these less expensive generic brands through their prescription benefits coverage and reimbursement policies. These organizations may make the generic alternative more attractive to the patient by providing different amounts of reimbursement so that the net cost of the generic product to the patient is less than the net cost of our prescription brand product. Aggressive pricing policies by our generic product competitors and the prescription benefits policies of insurers could cause us to lose market share or force us to reduce our margins in response.

The growth of managed care organizations and other third-party reimbursement policies may have an adverse effect on our pricing policies and our margins.

     Managed care initiatives to control costs have influenced primary-care physicians to refer fewer patients to specialists such as dermatologists. Further reductions in these referrals could have a material adverse effect on the size of our potential market as well as our business, financial condition and results of operation.

     Federal and state regulations also govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. In addition, we believe the increasing emphasis on managed care in the U.S. will continue to put pressure on the price and usage of our products, which may in turn adversely impact product sales. Further, when a new therapeutic product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict whether reimbursement for our products or product candidates will be available or in what amounts, and current reimbursement policies for existing products may change at any time. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenues to decline.

     In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

If product liability lawsuits are brought against us, we may incur substantial costs.

     Our industry faces an inherent risk of product liability claims from allegations that our products resulted in adverse effects to the patient or others. These risks exist even with respect to those products that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Although we maintain product liability insurance in the amount of $14 million aggregate, our insurance may not provide adequate coverage against potential product liability claims or losses. We also cannot be certain that our current coverage will continue to be available in the future on reasonable terms, if at all. Even if we are ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources, and might create adverse publicity, all of which would impair our ability to generate sales. If we were found liable for any product liability claims in excess of our coverage or outside of our coverage, the cost and expense of such liability could severely damage our business, financial condition and profitability.

Risks Related to Our Stock

Our stock price is volatile and the value of your investment could decline in value.

     The market prices for securities of specialty pharmaceutical companies like Connetics have been and are likely to continue to be highly volatile. As a result, investors in these companies often buy at very high prices only to see the price drop substantially a short time later, resulting in an extreme drop in value in the holdings of these investors. Such volatility could result in securities class action litigation. Any litigation would likely result in substantial costs, and divert our management’s attention and resources.

     The following table sets forth the high and low closing sale prices of our common stock on the Nasdaq National Market for 2001, 2002, 2003 and the first quarter of 2004 (through February 6, 2004):

Period	High	Low

First Quarter of 2004 (through February 6, 2004)	$23.03	$17.69
2003	$19.27	$12.30
2002	$14.55	$7.92
2001	$13.95	$4.06

Risks Related to the Offering

Our indebtedness and debt service obligations may adversely affect our cash flow.

     We will pay interest on the notes at a rate of 2.25% per year. Assuming none of the notes are redeemed or converted, we will pay interest in the amount of $1,198,157 for 2003, $2,025,000 per year from 2004 through 2007, and $843,750 for 2008. Our ability to make payments on the notes offered by this prospectus will depend on our ability to generate sufficient cash. During each of the last five years and the nine months ended September 30, 2003, our operating cash flows were insufficient to cover our fixed charges. Our ability to generate sufficient cash flow will depend on increasing sales of our products, collection of receivables and the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control.

     If we incur new indebtedness, including indebtedness under our $30 million credit facility, the related risks that we now face could intensify. Any amounts outstanding under our credit facility will be secured by substantially all of our assets. Our ability to make required payments on the notes and to satisfy any other future debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing.

The notes are unsecured and future indebtedness could effectively rank senior to the notes, which may impair our ability to fulfill our obligations under the notes.

     The notes are unsecured and rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness and other liabilities. As of September 30, 2003, we had total current liabilities of approximately $9.5 million on a consolidated basis. The notes are effectively subordinated to any secured debt to the extent of the value of the assets that secure the indebtedness. We currently have no secured debt; however, any amounts advanced under our $30 credit facility will be secured by substantially all of our assets. The notes are also “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our existing and future subsidiaries. As of September 30, 2003, our existing subsidiaries had total indebtedness and other liabilities of approximately $0.7 million, which does not include any intercompany amounts that are eliminated in consolidation. In the event of our bankruptcy, liquidation or reorganization or if the notes are accelerated, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

     The indenture governing the notes does not prohibit or limit us from incurring additional indebtedness and other liabilities or from pledging assets to secure such indebtedness and liabilities. If we incur additional indebtedness and in particular if we grant a security interest to secure the indebtedness, it could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we will incur additional indebtedness in the future.

The notes are not protected by restrictive covenants, which allows us to engage in transactions that may impair our ability to fulfill out obligations under the notes.

     The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Connetics except that you may require us to repurchase your notes in the event of a change in control of Connetics. Generally, a change in control occurs when:

•	any entity acquires, through merger or other acquisition transaction, 50% or more of our voting stock;

•	we merge or consolidate with or into another entity and our voting stock is converted into less than 50% of the voting stock of the surviving entity; or

•	we sell, transfer or lease all or substantially all of our assets.

However, a change of control generally does not include a transaction listed above if:

•	our common stock price equals or exceeds 105% of the conversion price of the notes around the time of the transaction; or

•	the consideration received in a merger or consolidation consists of common equity interests traded on a national securities exchange or the Nasdaq National Market and, as a result of the merger or consolidation, the notes become convertible solely into those common equity interests.

For more specific information as to what constitutes a change of control, please refer to the discussion under “Description of the Notes - Repurchase at Option of Holders Upon a Change in Control” below.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change of control. If this were to occur, you could lose all or part of your investment.

     You may require us to repurchase all or any portion of your notes upon a change of control, as that term is described in the immediately preceding risk factor. We may not have sufficient cash funds to repurchase the notes. We may elect, subject to certain conditions, to pay the repurchase price in common stock or a combination of cash and common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. As a result, we may not be able to fulfill our obligations under the notes and you could lose all or part of your investment.

The trading price of our common stock could be subject to significant fluctuations, which may adversely affect the price at which you can sell our common stock should you convert your notes into shares of common stock.

     The trading price of our common stock has been volatile, and the trading price for the notes and the common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors’ operating results, changes in our prospects and general market conditions for specialty pharmaceutical or biotechnology stocks could have a significant impact on the future trading prices of our common stock and the notes. In particular, the trading price of the common stock of many specialty pharmaceutical companies, including us, has experienced extreme price and volume fluctuations, and those fluctuations have at times been unrelated to the operating performance of the companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

•	clinical trial results and regulatory developments,

•	quarterly variations in results,

•	business and product market cycles,

•	fluctuations in customer requirements,

•	the availability and utilization of manufacturing capacity,

•	the timing of new product introductions,

•	the ability to develop and implement new technologies, and

•	the timing and amounts of royalties paid to us by third parties.

     The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. These factors, either individually or in the aggregate, could result in significant variations in price of our securities and may have an adverse effect on the trading prices of our common stock.

Because it is unlikely that an active trading market for the notes will develop, you many not be able to sell your notes. You should therefore be prepared to hold the notes until maturity unless you convert them into shares of our common stock.

     The notes constitute a new issue of securities for which there is no established trading market. Because the notes will not be listed on the Nasdaq or a national securities exchange, it is unlikely that an active trading market for the notes will develop. If an active trading market for the notes does not develop, or if one develops but is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes and the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes will trade at lower prices depends on many factors, including:

•	prevailing interest rates and the markets for similar securities,

•	general economic conditions, and

•	our financial condition, historic financial performance and future prospects.

If a trading market does not develop, you may be required to hold the notes to maturity unless you convert them into shares of common stock.

     Goldman Sachs advised us at the time of the initial offering that it intended to make a market in the notes. However, Goldman Sachs is not obligated to make a market in the notes and, to the extent it does make a market in the notes, it may discontinue market-making activity at any time without notice.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale, which could decrease the value of your investment.

     As of January 30, 2004, we had 32,025,496 shares of common stock outstanding, excluding 6,842,434 shares issuable upon the exercise of options granted under our existing stock option plans, 52,820 shares issuable upon exercise of warrants and 4,203,450 shares issuable upon conversion of the notes described in this prospectus. Your ability to profit from converting notes into common stock will be adversely affected if future sales of common stock decrease our common stock price.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and the three and nine month periods ended September 30, 2003, respectively.

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,	Year Ended December 31,

	2003	2003	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges(1)	2.9	—	—	—	56.6	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principle plus fixed charges by fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest. Earnings, as defined, were insufficient to cover fixed charges by $4.3 million for the nine months ended September 30, 2003, and by $16.4 million, $16.4 million, $27.3 million and $26.6 million for the fiscal years ended December 31, 2002, 2001, 1999 and 1998, respectively.

FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure investors that our assumptions and expectations will prove to have been correct. Actual results could differ materially from our forward-looking statements. Important factors that could cause our actual results to differ from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     This prospectus contains and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We based these forward-looking statements on our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current events. They use words such as “anticipate,” “estimate,” “expect,” “will,” “may,” “intend,” “plan,” “believe” and similar expressions in connection with discussion of future operating or financial performance. These include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

     Forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus, such as governmental regulation and competition in our industry, will be important in determining future results. No forward-looking statement can be guaranteed, and actual results may vary materially from those anticipated in any forward-looking statement.

     Although we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we may not achieve these plans, intentions or expectations. Forward-looking statements contained and incorporated into this prospectus include, but are not limited to, those relating to the commercialization of our currently marketed products, the progress of our product development programs, developments with respect to clinical trials and the regulatory approval process, developments related to acquisitions and development of drug candidates and developments relating to our sales and marketing capabilities. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained and incorporated in this prospectus. In particular, this prospectus sets forth important factors, under the heading “Risk Factors” and elsewhere, that could cause actual results to differ materially from our forward-looking statements. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, and other factors not currently known to us, may be significant, now or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we do not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. You may also inspect copies of these materials at the National Association of Securities Dealer, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Connetics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 6, 2003, as amended by Form 10-K/A filed on April 1, 2003 and Form 10-K/A filed on December 2, 2003;

•	Connetics’ Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 14, 2003, as amended by Form 10-Q/A filed on December 2, 2003, the quarterly period ended June 30, 2003, filed on August 14, 2003, as amended by Form 10-Q/A filed on December 2, 2003, and the quarterly period ended September 30, 2003, filed on November 14, 2003;

•	Connetics’ Current Reports on Form 8-K, filed on February 21, 2003, March 4, 2003, March 10, 2003, March 17, 2003, April 25, 2003, May 2, 2003, May 7, 2003, May 21, 2003, May 22, 2003, June 6, 2003, July 1, 2003, July 9, 2003, July 24, 2003, August 19, 2003, September 29, 2003, October 1, 2003, November 24, 2003, December 11, 2003, December 24, 2003, January 9, 2004 and February 9,

2004, and the Current Report dated January 5, 2004 and filed with the SEC on January 27, 2004 under Item 5; and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated December 8, 1995, and filed with the SEC on December 11, 1995, including any amendments or reports filed with the SEC for the purpose of updating such description; and

•	The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A, dated May 20, 1997 and filed with the SEC on May 23, 1997, as amended by Amendment No. 1 thereto on Form 8-A/A, dated November 27, 2001 and filed with the SEC on November 28, 2001, including any amendments or reports filed with the SEC for the purpose of updating such description.

     The Commission filing number for our SEC filings referenced above is 0-27406.

     We are also incorporating by reference any future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering. In no event, however, will any of the information that we disclose under Item 9 or Item 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus.

     You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

     You should rely only upon the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

     You may obtain a copy of any of the documents referred to above, other than exhibits, unless such exhibits are specifically incorporated by reference in such documents or this document, without charge upon written or oral request. Requests for such documents should be addressed in writing or by telephone to:

Connetics Corporation
Attention: Corporate Secretary
3290 West Bayshore Road
Palo Alto, California 94303
(650) 843-2800

     This prospectus includes references to certain trademarks owned by other parties, including Nizoral®, a registered trademark of Johnson & Johnson, and Velac®, a registered trademark of Yamanouchi Europe B.V.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture between us and J.P. Morgan Trust Company, National Association, as trustee. The following description of the terms of the notes and the indenture is a summary. It summarizes only those portions of the indenture we believe are most important to your decision to invest in the notes. There may be other provisions in the indenture that are also important to you. You should read the indenture for a full description of the terms of the notes. We will provide you with a copy of the indenture, at no charge, if you contact us. As used in this section, the words “we,” “us,” “our” or “Connetics” refer to Connetics Corporation and its successors under the indenture and do not include any current or future subsidiary of Connetics Corporation.

General

     The notes are senior, unsecured obligations of Connetics. The notes are limited to $90,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on May 30, 2008.

     The notes bear interest at the rate of 2.25% from May 28, 2003. Interest is payable semi-annually on May 30 and November 30 of each year, commencing on November 30, 2003. The interest payable for the period from the issue date to November 30, 2003 will be approximately $11.44 per $1,000 principal amount of notes.

     You may convert the notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the business day prior to the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below.

     Before May 30, 2005, the notes are not subject to redemption. On or after May 30, 2005 and before May 30, 2007, we may redeem the notes at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. In addition, we may redeem the notes at our option at any time on or after May 30, 2007, in whole or in part, at a redemption price equal to 100.45% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

     If we experience a change in control, you will have the right to require us to repurchase your notes as described below under “– Repurchase at Option of Holders Upon a Change in Control.” The notes rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness or other liabilities. While we do not currently have any notes or similar long-term indebtedness other than the notes covered by this prospectus, our total current liabilities as of September 30, 2003 were approximately $9.5 million. The notes are subordinated to any existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and “structurally subordinated” to the indebtedness and other liabilities of our subsidiaries or any future subsidiaries, including trade payables and lease obligations in existence on or after the issue date. As “structurally subordinated,” our right to receive any assets of our subsidiaries upon their liquidation and reorganization, and your right to participate in those assets, will be effectively subordinated to claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us. In addition, our secured creditors will be entitled to receive payment on their claims by realizing on the collateral securing their claims prior to your right and that of our other senior unsecured creditors in respect of that collateral.

     The indenture does not limit our ability to incur debt, including secured debt, or our ability or the ability of our subsidiaries to incur any indebtedness.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

     We initially issued the notes to the initial purchasers in a private offering exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act. We issued and sold the notes:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

     The notes are evidenced by a global note, which was deposited with the trustee, as custodian for the Depository Trust Company, or DTC, and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note or DTC ceases to be a registered clearing agency or ceases doing business or announces an intention to cease doing business; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

     In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive notes registered in your name if they are represented by the global note;

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

     We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Participants will be responsible for payments to owners of beneficial interests in notes represented by the global note held through participants, as is now the case with securities held for the accounts of customers registered in street name.

     We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose account the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain participants, or their representatives, together with other entities, own DTC; and

•	indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

     You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The conversion rate will be equal to 46.705 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of $21.41 per share of common stock. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day prior to the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

     You may convert all or part of any note by delivering the note to the corporate trust office of the trustee, J.P. Morgan Trust Company, National Association, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are delivered.

     As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The trustee will then send the certificate(s) to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

     If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the second business day following the next succeeding interest payment date.

     No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares of common stock upon conversion. Instead, we will pay cash in lieu of fractional shares of common stock based on the market price of our common stock at the close of business on the conversion date. For a summary of the U.S. federal income tax considerations relating to conversion of a note, see “Certain United States Federal Income Tax Considerations – Conversion of Notes.”

     You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours.

Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

     The conversion rate will be adjusted on the occurrence of, among other things:

•	dividends and other distributions payable in our common stock on shares of our capital stock;

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for stockholders entitled to receive such rights, options or warrants; provided that the conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

•	subdivisions, combinations and reclassifications of our common stock;

•	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, not including:

-	those dividends, rights, options, warrants and distributions referred to above;

-	dividends and distributions paid exclusively in cash other than those referred to in the next two succeeding bullet points; and

-	distributions upon mergers or consolidations discussed below;

•	distributions consisting exclusively of cash, excluding cash distributed upon a merger or consolidation discussed below, to all holders of our common stock in an aggregate amount that, combined together with:

-	other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made; and

-	any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; and

•	the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

-	any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made; and

-	the aggregate amount of any cash distributions to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We have issued rights to all of our holders of common stock pursuant to our stockholder rights plan. If any holder converts notes before the rights trade separately from the common stock, the holder will be entitled to receive rights in addition to the common stock. Following the occurrence of a separation event, holders will only receive common stock upon a conversion of any notes without the right. Instead, upon the occurrence of the separation event, the conversion ratio will be adjusted. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a reversing adjustment will be made.

     We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order to avoid or diminish any income tax to holders of our common stock resulting from certain dividends, distributions or issuances of rights or warrants. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

     If we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

     We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock equals or exceeds the conversion price by 105% in connection with an event that otherwise would be a change in control as defined below.

     If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares of common stock into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the notes. See “Material United States Federal Income Tax Considerations.”

Provisional Redemption by Connetics

     We may redeem any portion of the notes at any time after May 30, 2005 but before May 30, 2007 upon at least 30 and not more than 60 days’ notice by mail to the holders of the notes, if (1) the closing price of our common stock on the Nasdaq National Market (or other primary exchange where our common stock is traded) has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. The redemption price shall be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

Optional Redemption by Connetics

     On or after May 30, 2007, we may redeem the notes, in whole or in part, at a redemption price equal to 100.45% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days’ notice to holders of the notes.

     No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

     We or a third party may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we or a third party purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the underwriters, be re-issued or resold or may, at our or such third party’s option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Payment and Conversion

     We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in New York City. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in New York City.

     Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on the “regular record data,” which is defined as May 15 or November 15, whether or not a business day, immediately preceding the relevant interest payment date. If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

     Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     Notes may be surrendered for conversion at the corporate trust office of the trustee, J.P. Morgan Trust Company, National Association. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under “– Conversion Rights.”

     We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or monies sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, we will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment, and, notice of any change in the office through which any paying agent or conversion agent will act, will be given in accordance with “– Notices” below.

     All monies deposited with the trustee or any paying agent, or that we then hold, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon A Change in Control

     If a “change in control” as defined below occurs, you have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with accrued and unpaid interest to, but excluding, the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock or a combination of cash and common stock valued at 95% of the average of the closing sales prices of common stock on the Nasdaq National Market for the five consecutive trading days ending on the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

     Within 30 days after a change in control occurs, we are obligated to give each registered holder of notes notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, a registered holder must deliver to the trustee on or before the 30th day after the date of our notice irrevocable written notice of such holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

     A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	we merge or consolidate with or into any other person, or another person merges into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any such transaction:

(a)	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

(b)	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

     However, a change in control will not be deemed to have occurred if:

•	the closing price per share of our common stock for any five trading days within (1) the period of 10 consecutive trading days ending immediately after (a) the later of the change in control or (b) the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or (2) the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days; or

•	all of the consideration, excluding cash payments for fractional shares of our common stock and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control under the first and second bullet points in the preceding paragraph above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

     For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate;

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	a “person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

     We may arrange for a third party to make an offer to repurchase the notes upon a change in control in the manner and otherwise in compliance with the requirements set forth in the indenture applicable to the offer to repurchase the notes validly tendered and not withdrawn under the terms of the offer to repurchase the notes.

     The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent they apply at that time.

     The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, whether you will be able to require us to repurchase your notes as a result of the conveyance, transfer, sale, lease or disposition of less than all of our assets is uncertain.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Some of the events constituting a change in control could cause an event of default under the terms of other debt instruments that we may become subject to in the future.

Mergers and Sales of Assets by Connetics

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to us unless:

•	the surviving entity formed by such consolidation or into or with which we are merged, or the surviving entity to which our properties and assets are so conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the U.S., any state within the U.S. or the District of Columbia and, if we are not the surviving entity, the surviving entity executes and files with the trustee a supplemental indenture assuming the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture; or

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

Events of Default

     The following will be events of default under the indenture:

•	we fail to pay the principal of or premium, if any, on any note when due;

•	we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days;

•	we fail to provide notice of a change in control;

•	we fail to perform any other covenant in the indenture, which failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $10 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries (as defined in the indenture).

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder has furnished reasonable indemnity to the trustee. Subject to providing indemnification to the trustee and other conditions provided for in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Connetics occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Connetics occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see “– Meetings, Modification and Waiver” below.

     You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

•	the trustee has failed to institute such proceeding within 60 days of the written request.

     However, these limitations do not apply to a suit instituted by you to enforce payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

     We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

     The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

     Other modifications and amendments of the indenture may be made, our compliance with certain restrictive provisions of the indenture may be waived, and any past defaults by us under the indenture (except a default in the payment of principal, premium, if any, or interest) may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the notes at the time outstanding represented at such meeting.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note;

•	reduce the principal amount of, or any premium or interest on, any note;

•	reduce the amount payable upon a redemption or mandatory repurchase;

•	modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

•	modify our right to redeem the notes in a manner adverse to the holders;

•	change the place or currency of payment on a note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

•	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

•	reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Registration Rights

     On May 28, 2003, we entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense:

•	file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued; and

•	use our commercially reasonable best efforts to keep effective the shelf registration statement until the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Connetics; and (iii) two years after the effective date of the shelf registration statement.

     We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sale of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 12-month period. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has been filed with the SEC and when such shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

     We may, upon written notice to all holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest referred to as “liquidated damages,” will accrue on the notes if either of the following registration defaults occurs:

•	on or prior to the 90th day following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

•	on or prior to the 180th day following the date the notes were originally issued, we failed to use our reasonable best efforts to cause the shelf registration statement is not declared effective.

     In that case, liquidated damages will accrue on any notes and shares issued on conversion of the notes, which are then restricted securities, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

     The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default; and

•	0.5% of the principal amount per annum from and after the 91st day after the registration default.

     In addition, liquidated damages will accrue on any notes and shares of common stock issued upon conversion of the notes if:

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period; or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

     In either event, liquidated damages will accrue at a rate of 0.5% per annum from the 31st day of the 90-day period or the 91st day of the 12-month period until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

•	the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Connetics; and (iii) two years after the effective date of the shelf registration statement.

     A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling securityholder in the related prospectus;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

     We will mail a notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the effective time of the shelf registration statement.

     No holder of registrable securities will be entitled:

•	to be named as a selling securityholder in the shelf registration statement as of the date the shelf registration statement is declared effective; or

•	to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

     Holders of registrable securities will, however, have at least 28 calendar days from the date on which the notice and questionnaire is first mailed to return a completed and signed notice and questionnaire to us.

     Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. After we receive a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement.

     We will agree in the registration rights agreement to use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then primarily traded, upon effectiveness of the shelf registration statement.

     This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will we will make available to beneficial owners of the notes upon request.

Notices

     Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Satisfaction and Discharge

     We may discharge our obligations under the indenture, except as to the right of conversion and certain other rights of holders specified in the indenture, while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Replacement of Notes

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, we or the trustee may require the holder to deliver on indemnity satisfactory to the trustee and us at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

     We will pay all stamp and other duties, if any, that may be imposed by the U.S. or any political subdivision or taxing authority of or in the U.S. with respect to the issuance of the notes or of shares of common stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

     The indenture, the notes, and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they have furnished to the trustee reasonable security or indemnity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, and Internal Revenue Service published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or common stock.

     This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as banks or financial institutions, life insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes or common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax provisions of the Code, and persons that have a “functional currency” other than the U.S. dollar). This description generally applies to purchasers of notes who hold the notes and common stock as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

     Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

     As used in this section, the term “U.S. Holder” means a beneficial owner of a note or common stock that is (1) a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes; (2) a corporation organized in or under the laws of the U.S. or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, (a) if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (b) if (i) a court within the U.S. can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest

     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting.

     Under the terms of the notes, if a holder converts a note into our common stock after the record date but prior to the interest payment date (and thus receives the interest payment payable on the interest payment date, notwithstanding that as a result of the conversion the holder is not entitled to retain such payment), the holder is obligated to pay us an amount equal to the interest payable on the converted principal amount. The tax consequences to the holder of the receipt and repayment of this amount is uncertain. We believe that neither the receipt nor the repayment should be taken into account in computing the holder’s taxable income. A taxing authority, however, may require the holder to recognize ordinary income in an amount equal to the interest payment received. In that case, we believe the holder should be allowed an offsetting deduction for the repayment. However, the holder may be required to capitalize (rather than deduct) the repaid interest payment as an addition to the adjusted tax basis in the common stock received in the conversion, or may otherwise be subject to certain limitations on the deductibility of the repaid interest payment.

Additional Payments

     If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. If, upon a change in control, an investor requires us to repurchase some or all of the investor’s notes and we elect to pay the repurchase price in shares of our common stock, the value of the stock could be greater or less than the sum of the principal amount of the notes and accrued and unpaid interest. Additionally, U.S. Holders would be entitled to liquidated damages if the notes are not registered with the SEC within prescribed time periods. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules.

Sale, Exchange or Redemption of the Notes

     A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note, except that the portion of any proceeds attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

     If, upon a change in control, a holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price in shares of our common stock, the redemption would likely qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as “securities” for those purposes. It is unclear whether the notes qualify as “securities.” Please consult your own tax advisor regarding such determination. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder’s receipt of our common stock in exchange for notes (except to the extent the stock received is attributable to accrued interest). If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder’s holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder may recognize income, gain or loss when the holder receives our common stock in exchange for notes (except to the extent the stock received is attributable to accrued interest).

Conversion of Notes

     A U.S. Holder who converts his note into common stock generally will not recognize any income, gain or loss. The U.S. Holder will recognize gain, however, to the extent that the U.S. Holder receives cash in lieu of a fractional share. The U.S. Holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note, and the U.S. Holder’s holding period for the stock will include the period during which he held the note.

Market Discount

     A purchaser who purchases notes for less than their original issue price will be subject to the market discount rules. Subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds the U.S. Holder’s adjusted tax basis in the note. If applicable, these provisions generally require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in adjusted tax basis in the note. If you dispose of a note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

     An election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a note with accrued market discount is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in income generally will be taxable as ordinary income when the common stock is disposed of.

Amortizable Premium

     A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium (referred to as a Section 171 premium) with a corresponding decrease in adjusted tax basis from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Section 171 premium will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature generally is the amount, if any, by which the note’s purchase price would exceed the note’s fair market value if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the note in prior accrual periods exceeds the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant-yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. holder does not elect to amortize Section 171 premium, the holder must include all amounts of taxable interest without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss on disposition of the note.

Dividends

     If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received.

     The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders’ proportionate interests in our earnings and profits or assets. In that case, those noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to those noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our stockholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. On the other hand, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to the stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain.

Sale of Common Stock

     A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Deductibility of Interest

     Under Section 163(l) of the Internal Revenue Code, no deduction is permitted for interest paid or accrued on any indebtedness of the corporation that is “payable in equity” of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder’s option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected that this provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

Backup Withholding and Information Reporting

     The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the payee fails to cooperate with the reporting regime by failing to provide the payee’s taxpayer identification number to the payor or by furnishing an incorrect identification number, or if the payee has been notified by the IRS that the payee has failed to report interest or dividends on the payee’s returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number.

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

Non-U.S. Holders

     This subsection describes the tax consequences to a Non-U.S. Holder of notes or common stock. You are a Non-U.S. Holder if you are, for United States federal income tax purposes (1) a nonresident alien individual, (2) a foreign corporation, (3) a foreign partnership, or (4) an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note. If you are a U.S. Holder, this subsection does not apply to you.

     In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, and (iii) certain certification requirements (discussed below) are satisfied;

(b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who holds the common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future; and

(c) Interest on the notes that is not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

     Even if a Non-U.S. Holder is eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the Non-U.S. Holder, unless the Non-U.S. Holder has furnished to us or another payor:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which the Non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by such Non-U.S. Holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, such Non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

     The above discussion may be applicable to liquidated damages, if any, received by Non-U.S. Holders. Please consult your own tax advisor regarding such determination.

     To satisfy the certification requirements referred to in (a) (iii) above, either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (each a “Financial Institution”) and holds the note on behalf of the beneficial owner must certify, under penalties of perjury, to us or our paying agent, as the case may be, that it has received such certificate from the beneficial owner and must furnish the payor with a copy of the certificate. This requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a Non-U.S. Holder or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy of the beneficial owner’s statement).

     If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

     Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

     In the case of payments of interest on a note to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied). However, we and other payors are required to report payments of interest on such Non-U.S. Holders’ notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

     Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is,

(a)	a U.S. person or

(b)	a U.S. related person (either a “controlled foreign corporation” or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.), or

(c)	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business, are subject to certain information reporting requirements, unless the payee establishes that it is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and has no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

     Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     If a Non-U.S. Holder fails to establish an exemption and the broker does not possess adequate documentation of the holder’s status as a non-U.S. person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by a Non-U.S. Holder unless the broker has actual knowledge that the holder is a U.S. person.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if the proceeds are transferred to an account maintained by the Non-U.S. Holder in the United States, the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Holder at a U.S. address, or the sale has some other specified connection with the U.S. as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above (relating to a sale of notes effected at a U.S. office of a broker) are met or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

     A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

     We originally issued and sold the notes to the initial purchasers in transactions exempt from the registration requirements of the Securities Act, and the initial purchasers immediately resold the notes to persons they reasonably believed to be qualified institutional buyers. Selling securityholders, including their pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information with respect to the selling securityholders and the securities beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot give you an estimate as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. The table below assumes that all selling securityholders will sell all of their notes or common stock, unless otherwise indicated. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes and common stock in transactions exempt from the registration requirements of the Securities Act. No selling securityholder may make any offer or sale under this prospectus unless that selling securityholder is listed in the table below.

						Common
					Principal	Stock	Percentage
	Principal				Amount of	Beneficially	Ownership
	Amount of				Notes	Owned	of Common
	Notes	Percentage	Common		Beneficially	After	Stock
	Beneficially	Ownership	Stock	Common	Owned After	Completion	Outstanding
	Owned and	of Notes	Beneficially	Stock	Completion of	of the	after the
Name(1)	Offered	Outstanding	Owned(2)	Offered(2)	the Offering	Offering(3)	Offering

Allstate Insurance Company (4)	$500,000	* %	23,352	23,352	$0	0	* %
Associated Electric & Gas Insurance Services Limited (5)	200,000	*	9,341	9,341	0	0	*
Attorney’s Title Insurance Fund (5)	60,000	*	2,802	2,802	0	0	*
BNP Paribas Equity Strategies, SNC (4)	2,388,000	2.7	122,608	111,531	0	11,077	*
Boilermakers Blacksmith Pension Trust (5)	800,000	*	37,364	37,364	0	0	*
CooperNeff Convertible Strategies (Cayman) Master Fund L.P. (5)	2,514,000	2.8	117,416	117,416	0	0	*
DBAG - London (4)	9,000,000	10.0	420,345	420,345	0	0	*
Delaware PERS (5)	895,000	*	41,800	41,800	0	0	*
Excelsior Master Fund, L.P. (5)	1,000,000	1.1	46,705	46,705	0	0	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund (4)	1,500,000	1.7	70,057	70,057	0	0	*
Froley Revy Investment Convertible Security Fund (5)	95,000	*	4,436	4,436	0	0	*
Grace Convertible Arbitrage Fund, LTD. (4)	4,500,000	5.0	210,172	210,172	0	0	*

						Common
					Principal	Stock	Percentage
	Principal				Amount of	Beneficially	Ownership
	Amount of				Notes	Owned	of Common
	Notes	Percentage	Common		Beneficially	After	Stock
	Beneficially	Ownership	Stock	Common	Owned After	Completion	Outstanding
	Owned and	of Notes	Beneficially	Stock	Completion of	of the	after the
Name(1)	Offered	Outstanding	Owned(2)	Offered(2)	the Offering	Offering(3)	Offering

ICI American Holdings Trust (5)	195,000	*	9,107	9,107	0	0	*
Lyxor/Convertible Arbitrage Fund, Limited (5)	162,000	*	7,566	7,566	0	0	*
Morgan Stanley Convertible Securities Trust (4)	1,500,000	1.7	70,057	70,057	0	0	*
National Bank of Canada (4)	4,000,000	4.4	186,820	186,820	0	0	*
Nuveen Preferred & Convertible Income Fund (5)	3,950,000	4.4	184,484	184,484	0	0	*
Polaris Vega Fund L.P. (5)	3,000,000	3.3	140,115	140,115	0	0	*
Prudential Insurance Co. of America (5)	55,000	*	2,568	2,568	0	0	*
Silverback Master LTD (5)	2,500,000	2.8	116,762	116,762	0	0	*
Singlehedge US Convertible Arbitrage Fund (5)	594,000	*	27,742	27,742	0	0	*
State of Oregon/Equity (5)	2,825,000	3.1	131,941	131,941	0	0	*
Sturgeon Limited (5)	342,000	*	15,973	15,973	0	0	*
Sunrise Partners Limited Partnership (5)	7,500,000	8.3	350,287	350,287	0	0	*
Syngenta AG (5)	150,000	*	7,005	7,005	0	0	*
UBS AG London Branch (4)	21,250,000	23.6	992,481	992,481	0	0	*

Common
					Principal	Stock	Percentage
	Principal				Amount of	Beneficially	Ownership
	Amount of				Notes	Owned	of Common
	Notes	Percentage	Common		Beneficially	After	Stock
	Beneficially	Ownership	Stock	Common	Owned After	Completion	Outstanding
	Owned and	of Notes	Beneficially	Stock	Completion of	of the	after the
Name(1)	Offered	Outstanding	Owned(2)	Offered(2)	the Offering	Offering(3)	Offering

Zeneca Holdings Trust (5)	220,000	*	10,275	10,275	0	0	*

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. Percentage ownership of common stock is calculated based on 32,025,496 shares outstanding as of January 30, 2004.

(2)	Assumes conversion of the full amount of the notes held by such holder at the initial rate of 46.705 shares of common stock per each $1,000 principal amount of notes. The number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. See “Description of the Notes – Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(3)	Includes 11,077 shares of common stock currently held by BNP Paribas Equity Strategies, SNC, or its affiliates, which are not being registered pursuant to the registration statement of which this prospectus is a part.

(4)	The selling securityholder has acknowledged to us that it is an affiliate of a registered broker-dealer.

(5)	The selling securityholder has acknowledged to us that it is not an affiliate of a registered broker-dealer.

     During the past three years, no selling securityholder has had a material relationship with us or our affiliates. Each of the selling securityholders has acknowledged to us that they acquired the notes in the ordinary course of business. In addition, the selling securityholders that are affiliates of broker-dealers have acknowledged to us that at the time they acquired their notes being offered by this prospectus, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus and/or amendments to the registration statement of which this prospectus is a part, if an when necessary. We will file post-effective amendments to the registration statement to include additional selling securityholders, and we expect to disclose substitutions of selling securityholders by prospectus supplement or post-effective amendment. In addition, the conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may exceed those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions other than on these exchanges or systems or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling securityholders may also sell short the notes or the common stock into which the notes are convertible and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     We will not receive any of the proceeds from this offering. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents.

     Each of the selling securityholders has acknowledged to us that at the time they acquired their notes being offered under this prospectus, they had no agreements or understandings with any person to distribute the securities.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     To comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, including Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all costs and expenses associated with the registration of the notes and the common stock. These expenses include the SEC’s filing fees and fees under state securities or “blue sky” laws. The selling securityholders will pay all underwriting discounts, commissions, transfer taxes and certain other expenses associated with any sale of the notes and the common stock by them.

LEGAL MATTERS

     Morrison & Foerster LLP will pass upon legal matters for us regarding the validity of the notes and the shares of common stock issuable upon conversion of the notes.

EXPERTS

     The consolidated financial statements of Connetics Corporation appearing in Connetics Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.